Loan Agreement
Western Wind Energy Corporation
and
Pacific Hydro International Pty Ltd
ABN 36 073 323 109
Table of contents
Clause Page

1 Definitions and interpretation 1

1.1 Definitions 1

1.2 Interpretation 6

1.3 Business Day 6

2 Loan 6

2.1 Amount 6

2.2 Drawing 6

2.3 Purpose 6

2.4 Availability of Loan 6

3 Conditions precedent 6

3.1 Conditions 6

3.2 Benefit of Conditions 7

4 Interest 7

4.1 Interest on Principal Outstanding 7

4.2 Interest rate 7

4.3 Accrual of interest 7

4.4 Interest on Overdue Amounts 7

5 Payment and repayment 8

5.1 Time and method of payment 8

5.2 Prepayments 8

5.3 Deemed repayment following issue of New Shares 8

5.4 Deemed repayment following transfer of the PAMC Shares 8

5.5 Deemed repayment following non payment of Principal Outstanding by Maturity Date 8

6 Representations and warranties 9

6.1 Borrower and PAMC Representations and warranties 9

6.2 Borrower Representations and warranties 9

6.3 Survival of representations and warranties 9

6.4 Reliance 10

7 Covenants of Borrower 10

7.1 Covenants 10

7.2 Notices to the Lender 11

7.3 Term of Covenants 11

8 Events of Default 11

8.1 Effect of Event of Default 11

8.2 Events of Default 11

9 Tax, costs and expenses 11

9.1 Tax 11

9.2 Costs and expenses 11

10 Assignment 11

11 Limited recourse 12

12 General 12

12.1 Performance by Lender of the Borrower's obligations 12

12.2 Notices 12

12.3 Governing law and jurisdiction 13

12.4 Prohibition and enforceability 13

12.5 Waivers 13

12.6 Variation 13

12.7 Cumulative rights 13

12.8 No merger of security 13

12.9 Principal obligations 13

12.10 Borrower confirmations 14

12.11 Counterparts 14

12.12 Appropriation of payments 14

Schedule 1-Funding Notice 14

This loan agreement
is made on 2006 between the following parties:
1 Western Wind Energy Corporation of 632 Foster Avenue, Coquitlam, BC V3JL27 (Borrower)
2 Pacific Hydro Pty Ltd ABN 31 057 279 508 of Level 10, 474 Flinders Street, Melbourne, VIC, 3000 (Lender)
Recitals
The Borrower has requested the Lender, and the Lender has agreed, to make available the Loan to the Borrower on the terms and conditions contained in this agreement.
The parties agree
Definitions and interpretation
Definitions
Accounting Standards means generally accepted accounting principles of Canadian GAAP;
Availability Period means the period commencing on execution of this agreement and ending on [28 July] 2006;
Authorisation includes:
any consent, registration, filing, agreement, notice of non-objection, notarisation, certificate, licence, approval, permit, authority or exemption from, by or with a Government Agency; or

  in relation to anything which a Government Agency may prohibit or restrict within a specific period, the expiry of that period without intervention or action or notice of intended intervention or action;

Borrower AGM means the annual general meeting of the shareholders of the Borrower next to occur after the date of this agreement, currently expected to be held on 8 September 2006;
Borrower's Canadian Legal Counsel means Thomas Rondeau;
Borrower's US Legal Counsel means Birch and Cracciolo;
Business Day means:

  for the purposes of clause 12.2 (Notices), a day on which banks are open for business in the city where the notice or other communication is received excluding a Saturday, Sunday or public holiday; and

for all other purposes, a day on which banks are open for business in Melbourne, Australia and Toronto, Canada excluding a Saturday, Sunday or public holiday;
Corporations Act means the Corporations Act 2001;
Default Interest Rate means the Interest Rate on the date that an amount becomes due and payable under this agreement but is unpaid and thereafter each date 1 month after such date;
Dollars and $ means the lawful currency of the United States of America;
Encumbrance means an interest or power:
reserved in or over an interest in any asset including, but not limited to, any retention of title; or
created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power,

  by way of, or having similar commercial effect to, security for the payment of a debt, any other monetary obligation or the performance of any other obligation, and includes, but is not limited to, any agreement to grant or create any of the above;

Event of Default means any event specified in clause 8.2 (Events of Default);
Excluded Tax means any Tax imposed by any jurisdiction on the net income of the Lender but not a Tax:

  calculated on or by reference to the gross amount of any payment (without allowance for any deduction) derived by the Lender under any Transaction Document or any other document referred to in a Transaction Document; or

  imposed as a result of the Lender being considered a resident of or organised or doing business in that jurisdiction solely as a result of it being a party to any Transaction Document or any transaction contemplated by any Transaction Document;

Finance Documents means:
this agreement; and
each Security;
or any document or agreement entered into or given under any of the above;
Financial Indebtedness means any debt or other monetary liability in respect of moneys borrowed or raised or any financial accommodation including under or in respect of any:
bill, bond, debenture, note or similar instrument;
acceptance, endorsement or discounting arrangement;
guarantee;
finance or capital lease;
agreement for the deferral of a purchase price or other payment in relation to the acquisition of any asset or service;
obligation to deliver goods or provide services paid for in advance by any financier;
derivative transaction;
agreement for the payment of capital or premium on the redemption of any preference shares; or
any amount under any other transaction having the commercial effect of a borrowing;
and irrespective of whether the debt or liability:
is present or future;
is actual, prospective, contingent or otherwise;
is at any time ascertained or unascertained;
is owed or incurred alone or severally or jointly or both with any other person; or
comprises any combination of the above;
Funding Notice means a notice in the form set out in schedule 1, properly completed and duly signed by an Officer of the Borrower and given in accordance with clause 3 (Conditions precedent);

  Good Industry Practice means the exercise of that degree of skill, care, prudence, (operational and financial) foresight and operating practice which would reasonably and ordinarily be expected from operators of facilities (not being owned and operated by Government Agencies) similar to the facilities of PAMC's business with the asset and operating conditions being consistent with those of PAMC's business;

Government Agency means any government or any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity;
Insolvency Event means any of the following events occurring:

  (a) receiver etc: a receiver, receiver and manager, official manager, trustee, administrator, other controller or similar official is appointed, over all or substantially all of the assets or undertaking of the Borrower;

(b) winding up: an order is made for the winding up, liquidation or dissolution of the Borrower or a resolution is passed for the winding up or dissolution of the Borrower;
Interest Rate means a rate per annum of LIBOR plus 6%;
Lender's Australian Legal Counsel means Freehills;
Lender's Canadian Legal Counsel means Stikeman Elliott;
Lender's US Legal Counsel means Stoel Rives LLP;
LIBOR means, as at a date, the rate for deposits in Dollars for a term of 30 days displayed on the Reuters Monitoring System at or about 10:00 a.m. (Toronto time) on that date;
Loan means the amount of $13,400,000 to be made available or deemed to be made available by the Lender to the Borrower in accordance with this agreement;
Material Adverse Effect means a material adverse effect upon the Borrower's ability to perform any of its obligations under any Transaction Document;
Maturity Date means:
the date falling 10 Business Days after the date of the Borrower AGM; or
31 December 2006:
if the issue of the New Shares to the Lender is not approved by the shareholders of the Borrower at the Borrower AGM; or
the issue of the New Shares to the Lender is approved by the shareholders of the Borrower at the Borrower AGM but PHL elects not to subscribe for the New Shares;
Mesa Project means the 29.9MW wind facility consisting of 465 turbines located in the San Gorgonio Pass, close to Palm Springs, California, USA.;
New Shares means:
$7,000,000 of common shares in the Borrower; and
$6,400,000 of redeemable convertible preferred shares in the Borrower;
Officer means, in relation to a party, a director or corporate officer, or a person notified to be an authorised officer or representative, of that party;

  Outstanding Moneys means all debts and monetary liabilities of the Borrower to the Lender under this agreement, including any Principal Outstanding and any interest payable under clause 4 (Interest), under or in relation to any Transaction Document;

Overdue Rate means, on any date, the rate percent per annum which is the aggregate of 0% per annum and the Interest Rate;
PAMC means PAMC Management Corporation [Further company details to be inserted];
Permitted Encumbrance means:
each Security;
any lien arising by operation of law in the ordinary course of trading and securing obligations not more than 60 days overdue;
banker's liens or rights of set-off arising in the ordinary course of business where there is no default in obligations owed by the Borrower;
retention of title arrangements in connection with the acquisition of goods in the ordinary course of business and on the normal commercial terms of the vendor; and
Encumbrances created with the prior written consent of the Lender;
Permitted Financial Indebtedness means:
Financial Indebtedness incurred under a Finance Document; and
Financial Indebtedness incurred in the ordinary course of business;
Power means any right, power, authority, discretion or remedy conferred on the Lender by any Transaction Document or any applicable law;
Principal Outstanding means, at any date:
the Loan or portion of the Loan drawn or deemed to have been drawn under clause 2 (Loan) prior to that date; less any amounts repaid, prepaid or deemed to have been repaid in accordance with this agreement prior to that date;
Relevant Entity means the Borrower or PAMC;
Sale Agreement means the Agreement and Plan of Merger between the Borrower and the PAMC vendors dated on or about the date of this Loan Agreement;
Secured Property means the property subject to the Security;
Security means:
the Security Agreement to be granted by PAMC in favour of the Lender; and
the Pledge Agreement over all of the issued shares in PAMC to be granted by the Borrower in favour of the Lender together with the assignment separate from certificate and UCC financing statement;
Shares means all of the issued share capital in PAMC;
Tax means:
any tax, levy, charge, impost, duty, fee,; or
any stamp or transaction duty, tax or charge,

  which is assessed, levied, imposed or collected by any Government Agency and includes, but is not limited to, any interest, fine, penalty, charge, fee or other amount imposed on or in respect of any of the above; and

Transaction Document means:
the Finance Documents; and
the Sale Agreement.
Interpretation
In this agreement, headings and bold type are for convenience only and do not affect the interpretation of this agreement and, unless the context otherwise requires:
words importing the singular include the plural and vice versa;
words importing a gender include any gender;
other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;
an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency;

  a reference to any thing (including, but not limited to, any right) includes a part of that thing but nothing in this clause 1.2(e) implies that performance of part of an obligation constitutes performance of the obligation;

  a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this agreement and a reference to this agreement includes any annexure, exhibit and schedule;

a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;
a reference to a party to any document includes that party's successors and permitted assigns;
no provision of this agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this agreement or that provision; and
Business Day
Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the preceding Business Day.
Loan
Amount
The Lender agrees to provide the Loan to the Borrower on the terms and conditions contained in this agreement.
Drawing
The Lender is only required to provide, and the Borrower may only request, a drawdown of the Loan in a single drawing.
As part of the single drawdown under clause 2.2(a), the Lender will have been deemed to have advanced and the Borrower will have been deemed to have drawn an amount equal to $1,351,000.
Purpose
The Borrower must apply the Loan for the purchase of the Shares.
Availability of Loan
At the end of the Availability Period, the Loan is cancelled to the extent it has not been drawndown and all obligations of the Lender under this agreement automatically cease.
Conditions precedent
Conditions
The Lender is not obliged to provide the Loan until the Lender has been satisfied of, or received, all of the following in form and of substance satisfactory to the Lender (as the case may be):
this agreement: evidence that this agreement is in full force and effect;

  Funding Notice: a valid Funding Notice within the Availability Period [or appropriate payment instructions from the Borrower before the date on which the Borrower requests the Lender to provide the Loan];

legal opinions: a legal opinion addressed to the Lender from each of:
the Lender's Australian Legal Counsel with respect to this agreement;
the Borrower's Canadian Legal Counsel and the Lender's Canadian Legal Counsel with respect to the:
due incorporation and proper corporate existence of the Borrower;
power and authorisation of the Borrower to borrow money and grant security; and
authorisation, execution and validity of this agreement and any Security which is governed by Canadian Law; and

  the Borrower's US Legal Counsel and the Lender's US Legal Counsel with respect to the authorisation, execution and validity of any Security which is governed by US Law, the due incorporation and proper corporate existence of PAMC and the power and authorisation of PAMC to grant security over its assets; and

no default: the Borrower is not in default under the Finance Documents;
Securities: the Securities have been duly executed and delivered in registrable form;
approval of loan: evidence that the loan to be provided under this agreement is confirmed as approved by the Toronto Stock Exchange and the British Columbia Securities Commission (if required);
Borrower's accounts: a copy of the most recent draft accounts of the Borrower for the year ended 31 January 2006;

  fees, stamp duty and taxes: evidence that the Borrower has paid (or will cause to be paid in a timely manner) all fees, stamp duty or taxes (if applicable) relating to this agreement and the Securities; and

copy of Sale Agreement: receipt of a copy of the signed Sale Agreement and evidence that each condition in that agreement (other than any condition relating to the Loan) has been satisfied or waived.
Benefit of Conditions
The conditions in clause 3.1 are for the benefit of the Lender and may only be waived by the Lender in writing.
Interest
Interest on Principal Outstanding
Interest in arrears on the Principal Outstanding is payable by the Borrower on the Maturity Date or such earlier date on which the Outstanding Moneys become payable in accordance with this agreement.
Interest rate
The rate of interest payable under clause 4.1 is the Interest Rate.
Accrual of interest

  The interest payable under clause 4.1 accrues from day to day from and including the drawdown date up to the actual date of repayment or deemed repayment of the Principal Outstanding, before and, as an additional and independent obligation, after any judgment or other thing into which the liability to repay the Principal Outstanding becomes merged.

Interest on Overdue Amounts

      The Borrower must pay interest on any amount payable under this agreement which is due and payable but unpaid, including any interest payable but unpaid under this clause 4.4, at the Default Interest Rate (Default Interest).

Default Interest:

        accrues from day to day from and including the due date for payment up to the actual date of payment before and as an additional and independent obligation, after any judgment or other thing into which the liability to pay the amount becomes merged; and

may be capitalised at monthly intervals.
Payment and repayment
Time and method of payment
The Borrower must repay the Outstanding Moneys to the Lender on the Maturity Date or such earlier date as specified in this agreement:
by bank cheque or other immediately available funds or as otherwise contemplated under this clause 5;
in Dollars; and
to the account specified by the Lender to the Borrower,
or in such other manner as the Lender directs.
Prepayments
The Borrower may prepay all or part of the Outstanding Moneys in accordance with this agreement by giving not less than two Business Days' notice to the Lender.
Deemed repayment following issue of New Shares
If at the Borrower AGM the Borrower's shareholders approve the issue of the New Shares, the Borrower must give the Lender a first right to subscribe for the New Shares.

  If the Borrower gives the Lender a right to subscribe for the New Shares in accordance with clause 5.3(a), the Lender may elect by notice in writing to the Borrower to subscribe for the New Shares, and promptly upon receipt of such notice, the Borrower must take all action necessary to issue and vest ownership of the New Shares in the name of the Lender; and

On the date of registration of the New Shares in the name of the Lender, the Borrower will be deemed to fully repay the Principal Outstanding.
Deemed repayment following transfer of the PAMC Shares
If:
at the Borrower AGM the Borrower's shareholders do not approve the issue of the New Shares; or
the Borrower AGM has not occurred by 30 September 2006,
then:

  the Lender will be entitled (at its sole direction) to direct the Borrower, as soon as reasonably practicable, to either transfer 50% of the Shares or 50% of the assets owned by PAMC to it and the Borrower must take all action necessary to transfer and vest ownership of, 50% of the Shares or 50% of the PAMC assets (as the case may be) in the name of the Lender; and

  on the date of registration of 50% of the Shares in the name of the Lender or the legal transfer of 50% of the assets of PAMC to the Lender (as the case may be) 50% of the Principal Outstanding as at that date will be deemed to be repaid.

Deemed repayment following non payment of Principal Outstanding by Maturity Date
If the Principal Outstanding has not been repaid at the Maturity Date, without prejudice to any other rights of the Lender:
the Borrower must take all action necessary to transfer and vest ownership of the remaining 50% of the Shares, or remaining 50% of the assets of PAMC, into the name of the Lender; and

  on the date of registration of the remaining 50% of the Shares in the name of the Lender or the legal transfer of 50% of the assets of PAMC to the Lender (as the case may be) the entire Principal Outstanding as at that date will be deemed to be repaid.

Representations and warranties
Borrower and PAMC Representations and warranties
The Borrower represents and warrants (with respect to itself and with respect to PAMC) that:
registration: each Relevant Entity is a corporation validly existing under the laws of its place of incorporation;
authority: each Relevant Entity has full power and authority to enter into and perform its obligations under the Transaction Documents to which it is a party;

  authorisations: each Relevant Entity has taken all necessary action to authorise the execution, delivery and performance of the Transaction Documents to which each Relevant Entity is a party in accordance with their terms;

binding obligations: the Transaction Documents to which each Relevant Entity is a party constitute legal, valid and binding obligations;

  transaction permitted: the execution, delivery and performance by each Relevant Entity of the Transaction Documents to which it is a party do not and will not violate, breach, or result in a contravention of:

any law, regulation or authorisation;
its constitution or other constituent documents; or
any Encumbrance or document which is binding upon it or on any of its assets, no breach: each Relevant Entity is not in breach in any material respect under Transaction Document to which it is a party; and

  no litigation: no litigation, arbitration, dispute or administrative proceeding has been commenced or is pending or to its knowledge threatened, by or before any Government Agency which, and no judgment or award has been given or made or is pending by or before any Government Agency which:

in any way questions its power or authority to enter into or perform its obligations under any Transaction Document; or
may have a Material Adverse Effect.
Borrower Representations and warranties
The Borrower represents and warrants that:

      material circumstance: it is not aware of any circumstance that would materially impair the Borrower's ability to comply with its obligations under the Transaction Documents to which it is a party; and

approval of loan: the loan to be provided under this agreement has been approved by the Toronto Stock Exchange and the British Columbia Securities Commission (if required).
Survival of representations and warranties
The representations and warranties in, or given under, this agreement including, but not limited to, clauses 6.1 and 6.2 survive the execution of this agreement.
Reliance
The Borrower acknowledges that:

      the Borrower has not entered into this agreement or any Transaction Document in reliance on any representation, warranty, promise or statement of the Lender or of any person on behalf of the Lender; and

  the Lender has entered into each Transaction Document to which it is a party in reliance on the representations and warranties in, or given under, this agreement including, but not limited to, clause 6.1.

Covenants of Borrower
Covenants
The Borrower will:

      carry on business: continue to carry on its and PAMC's business, not do anything to change materially the nature of its or PAMC's business from that conducted at the time of this agreement and ensure that PAMC does not issue any additional share capital or other marketable securities;

Mesa Project: ensure that PAMC continues to maintain and operate the Mesa Project in accordance with Good Industry Practice;
negative pledge: not create or allow to exist an Encumbrance over its or PAMC's assets except a Permitted Encumbrance;
Permitted Financial Indebtedness: not incur any Financial Indebtedness other than Permitted Financial Indebtedness;

  comply with laws: comply with all material applicable laws, Authorisations and mandatory requirements of any Government Agency where failure to do so would have or be likely to have a Material Adverse Effect;

disposals of assets: not, and ensure that PAMC does not, dispose of an asset or attempt or agree to do so except:
in the ordinary course of its ordinary business and on arms' length terms; or
where the asset is no longer required for its business and the disposal is on arms' length terms; or
where it is required to do so under this agreement;
Borrower's accounts: ensure that the Borrower's accounts furnished by it under the Finance Documents in relation to itself are prepared in accordance with the Accounting Standards;
preservation of Security: promptly do everything necessary or reasonably required by the Lender to:
preserve and protect the Secured Property;
protect, enforce and remedy any defect in its title and the title of the Lender as mortgagee to the Secured Property; and
take or defend all legal proceedings to protect or recover any of its Secured Property;
other action required to give effect to transaction: must take all action reasonably necessary to give effect to the transactions contemplated under the Transaction Documents; and
shareholder approval: seek approval from its shareholders at the Borrower AGM with respect to the issue of the New Shares.
Notices to the Lender
The Borrower must give notice to the Lender as soon as it becomes aware of any Event of Default occurring.
Term of Covenants
The Borrower's covenants in this clause 7 continue in full force and effect from the date of this agreement until the Outstanding Moneys are paid to the Lender.
Events of Default
Effect of Event of Default
Upon the occurrence of an Event of Default:
the Lender may issue a Notice of Default(s) to the Borrower requiring it to remedy such default(s) within five (5) business days of receipt of the Notice of Default(s); and

  if the Borrower does not remedy the default(s) within five (5) business days of receipt of a Notice of Default(s) the Outstanding Moneys become immediately due and payable to the Lender and the Lender may enforce the Securities 15 Business Days after giving the Borrower written notice of its intention to so do.

Events of Default
It is an Event of Default if (whether or not it is within the control of the Borrower) if:
failure to pay: the Borrower fails to pay any amount due on the Maturity Date;
breach: the Borrower fails to perform or observe any other covenant, obligation or agreement expressed in any Transaction Document;

  misrepresentation: any warranty, representation or statement by the Borrower is or becomes false, misleading or incorrect in a material respect when made by the Borrower under any Transaction Document or under any document contemplated by any Transaction Document; or

Insolvency Event: an Insolvency Event has occurred with respect to the Borrower.
Tax, costs and expenses
Tax

      The Borrower must pay any Tax, other than an Excluded Tax in respect of the Lender, in respect of the execution, delivery, registration, release, discharge and amendment, of any Transaction Document and any transaction contemplated under any Transaction Document.

  The Borrower must pay any fine, penalty or other cost in respect of a failure to pay any Tax described in clause 9.1(a) except to the extent that the fine, penalty or other cost is caused by the Lender's failure to lodge money received from the Borrower within 2 Business Days before the due date for lodgement.

The Borrower indemnifies the Lender against any amount payable under clause 9.1(a) or 9.1(b) or both.
Costs and expenses

  Subject to clause 9.1, the Borrower and Lender agree to pay all of their own costs and expenses incurred in relation to the negotiation, preparation, execution, delivery, completion, variation and discharge of any Transaction Document including, but not limited to, any administration costs in connection with the matters referred to in this clause and any legal costs and expenses and any professional consultant's fees for any of the above on a full indemnity basis.

Assignment
Subject to clause 10(b) neither party may transfer or assign any of its rights or obligations under any Transaction Document without the prior written consent of the other party.
The Lender may transfer or assign any of its rights or obligations under any Transaction Document to a related body corporate without the prior written consent of the Lender.
Limited recourse

      With respect to the repayment of any moneys whatsoever that the Borrower is obligated or liable to pay to the Lender pursuant to the Finance Documents including without limitation Outstanding Money and Taxes, costs and expenses under clause 9, the Lender agrees that its recourse against the Borrower will be limited to the taking or attempting to take of measures to recover proceeds from the realisation of the Secured Property.

The limitation in clause 11(a) operates without prejudice to any right that the Lender may have to take action to compel or attempt to compel the Borrower to perform any or all of its obligations under this agreement, other than obligations to pay money, including without limitation, seeking court orders for specific performance;

General
Performance by Lender of the Borrower's obligations

  If the Borrower defaults in fully and punctually performing any obligation contained in any Transaction Document, the Lender may, without prejudice to any Power, do all things necessary or desirable, in the opinion of the Lender acting reasonably, to make good or attempt to make good that default to the satisfaction of the Lender.

Notices
Any notice or other communication including, but not limited to, any request, demand, consent or approval, to or by a party to any Transaction Document:
must be in legible writing and in English addressed as shown below:
if to the Lender:
Address: Level 10, 474 Flinders Street, Melbourne, VIC, 3000
Attention: Company Secretary
Facsimile: +61 3 9620 4433
Email: mziemer@pacifichydro.com.au
if to the Borrower:
Address: 632 Foster Avenue, Coquitlam, BC V3JL27
Attention: Jim Henning
Facsimile: +1 604 677 5212
Email: jhenning@shaw.ca
or as specified to the sender by any party by notice;
where the sender is a company, must be signed by an Officer of or under the common seal of the sender;
is regarded as being given by the sender and received by the addressee:
if by delivery in person, when delivered to the addressee;
if by post, on delivery to the address;
if by facsimile transmission, whether or not legibly received, when received by the addressee; or
if by email during business hours,
but if the delivery or receipt is on a day which is not a Business Day or is after 4.00pm (addressee's time) it is regarded as received at 9.00am on the following Business Day; and

  can be relied upon by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

  A facsimile transmission is regarded as legible unless the addressee telephones the sender within one (1) business day after the transmission is received or regarded as received under clause 12.2(c) and informs the sender that it is not legible.

  In this clause 12.2, a reference to an addressee includes a reference to an addressee's Officers, agents or employees or any person reasonably believed by the sender to be an Officer, agent, or employee of the addressee.

Governing law and jurisdiction
This agreement is governed by the laws of Victoria.
(b) The Securities are governed by the laws of the State in the USA in which the asset secured is situate.
Prohibition and enforceability

      Any provision of, or the application of any provision of, any Transaction Document or any Power which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

  Any provision of, or the application of any provision of, any Transaction Document which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

Waivers

  Waiver of any right arising from a breach of this agreement or of any Power arising upon default under this agreement or upon the occurrence of an Event of Default must be in writing and signed by the party granting the waiver. This clause may not itself be waived except by writing.

Variation
A variation of any term of this agreement must be in writing and signed by the parties.
Cumulative rights
The Powers are cumulative and do not exclude any other right, power, authority, discretion or remedy of the Lender.
No merger of security
Nothing in this agreement merges, extinguishes, postpones, lessens or otherwise prejudicially affects:
any Security Interest in favour of the Lender at any time;
any indemnity in favour of the Lender contained in any Finance Document; or
any right, power, authority, discretion or remedy which the Lender has against the Borrower or any other person at any time.
No other Security Interest or Finance Document held by the Lender in any way prejudicially affects any right, power, authority, discretion or remedy of the Lender under this agreement.
Principal obligations
This agreement and each Security is:
a principal obligation and is not ancillary or collateral to any other Security Interest or other obligation however created; and
independent of, and unaffected by, any other Security Interest or other obligation however created which the Lender may hold at any time in respect of the Secured Moneys.
Borrower confirmations
The Borrower confirms that:

      it has obtained all the necessary third party authorisations for the acquisition of the Shares to occur and has or will have all necessary third party authorisations to otherwise perform its obligations under the Finance Documents as and when required;

  its obligations under the Finance Documents constitute direct, unconditional obligations and (in all respects and at all times) rank in right and priority of payment and in point of security ahead of all its other obligations (actual or contingent, present or future) except obligations mandatorily preferred by law and that it will not do anything (except under a Finance Document) that would have an impact on this; and

it will fully and punctually perform its obligations under the Transaction Documents.
Counterparts
This agreement may be executed in any number of counterparts.
All counterparts, taken together, constitute one instrument.
A party may execute this agreement by signing any counterpart.
Appropriation of payments

      All payments made by the Borrower under this agreement may be appropriated as between principal, interest and other amounts as the Lender reasonably determines, or, failing any determination, in the following order:

first, towards reimbursement of all fees, costs, expenses, charges, damages and indemnity payments incurred or due and owing by the Borrower under the Finance Documents;
second, towards payment of interest due and payable under the Finance Documents; and
third, towards repayment or prepayment of the Principal Outstanding.
Any appropriation under clause 12.12(a) overrides any appropriation made by the Borrower.

Schedule 1-Funding Notice
[Date]
To: Pacific Hydro International Pty Ltd Level 10, 474 Flinders Street, Melbourne, VIC, 3000
Facsimile: (03) 9620 4433
Attention: Chief Financial Officer-Kevin Holmes
Funding Notice-Loan Agreement dated [date] (Loan Agreement)
We give you irrevocable notice requesting a drawing as follows. Expressions defined in the Loan Agreement apply in this Funding Notice.

  Drawing amount

  $[insert figure] [Note the maximum drawing amount is $12,049,000]

  Deemed drawing amount

  $1,351,000

  Drawdown date

  [date], which is a Business Day

  Proceeds remittance details

  Account number:

  Account name:

  Bank and branch:

  BSB:

Signed for and on behalf of Western Wind Energy Corporation

Executed as an agreement:

Signed for and on behalf of
Western Wind Energy Corporation
by:

Director Director

Name (please print) Name (please print)

Signed for and on behalf of
Pacific Hydro International Pty Ltd
by:

Director Director/Secretary

Name (please print) Name (please print)